Exhibit 99.25

Mogo files preliminary prospectus in connection with a public offering of convertible debentures

/NOT FOR DISSEMINATION IN THE UNITED STATES OR FOR RELEASE OVER U.S. NEWSWIRE SERVICES/

VANCOUVER, May 8, 2017 /CNW/ - Mogo Finance Technology Inc. (TSX: MOGO; OTCQX: MOGOF) ("Mogo" or the "Company") is pleased to announce that is has filed a preliminary short form prospectus with the securities regulatory authorities in each of the provinces of Canada (other than Québec) in connection with a commercially reasonable "best efforts" public offering (the "Offering") of up to $15 million aggregate principal amount of 10% senior secured convertible debentures (the "Debentures"). Mackie Research Capital Corporation, Cormark Securities Inc., Canaccord Genuity Inc., Haywood Securities Inc. and M Partners Inc. (the "Agents") will act as agents under the Offering. Mogo will grant the Agents an option (the "Agent's Option") exercisable at any time up to to 48 hours prior to the closing of the Offering to increase the size of the Offering by up to 15%, or up to an additional $2.25 million aggregate principal amount of Debentures.

Net proceeds from the Offering will be used to fund the growth of the Company's loan portfolio, with an emphasis on its long-term loan products. The Company's loans are primarily funded using two credit facilities with Fortress Credit Co LLC, with a portion of each loan being funded by the Company. The net proceeds of the Offering will be used to satisfy such portion of each new loan. As at March 31, 2017, the Company has available credit of approximately $34 million under these two credit facilities, and the facilities can be expanded in the future to a total borrowing capacity of $250 million, with the consent of the lender. Some portion of the net proceeds from the Offering may also be used to fund strategic acquisition opportunities in order to accelerate one or more of the Company's existing products and/or add additional products that complement its consumer facing digital platform.

The Debentures will bear interest from the date of closing of the Offering (the "Closing Date") at 10% per annum, payable semi-annually ("Interest"). The Debentures will have a maturity date of 36 months from the Closing Date (the "Maturity Date"). Principal and Interest will be payable in cash or, at Mogo's option and subject to any required Toronto Stock Exchange ("TSX") approval and provided that no event of default has occurred and is continuing, in freely tradeable common shares in the capital of the Company ("Common Shares") issued at a price equal to the volume weighted average trading price ("VWAP") of the Common Shares on the TSX for the 20 trading days ending on the fifth day prior to the Maturity Date or the date on which such Interest payment is due, as applicable.

At the Maturity Date, the Company will repay the Debentures in full plus accrued and unpaid Interest. Each Debenture will be convertible, at the option of the holder, in whole or in part, into Common Shares at any time before the Maturity Date at a price of $5.00 per Common Share (the "Conversion Price").

Mogo will be entitled, subject to applicable regulatory approval and provided that no event of default has occurred and is continuing, prior to the Maturity Date and at any time that the 20-day VWAP of the Common Shares on the TSX exceeds 115% of the Conversion Price, to provide not less than 30 days' written notice to Debentureholders to convert Debentures in whole or in part, including any accrued but unpaid Interest, into Common Shares; provided however, if the conversion is to occur within 12 months from the Closing Date, then the Conversion Price will be reduced to $4.25 per Common Share and the holder will be entitled to receive the Interest that would have accrued during the 12-month period from the Closing Date in accordance with the terms of the Debenture.

Mogo may, at its option, subject to applicable regulatory approval and provided that no event of default has occurred and is continuing, any time after 12 months from the Closing Date and at any time prior to the Maturity Date, with not less than 30 days' written notice to Debentureholders, prepay Debentures in whole or in part, plus accrued Interest, in cash, provided however, if the prepayment is to occur: (i) within 24 months of the Closing Date, then Debentureholders whose Debentures are being so prepaid will be entitled to receive (1) an additional payment in the amount of 5% of the prepayment amount and (2) the Interest that would have accrued from the date of prepayment to, but excluding, the day that is 24 months from the Closing Date; or (ii) after 24 months of the Closing Date but prior to the Maturity Date, then Debentureholders whose Debentures are being so prepaid will be entitled to receive the Interest that would have accrued from the date of prepayment to, but excluding, the Maturity Date.

The Debentures will be secured and will be subordinated to the Company's present secured indebtedness with Fortress Credit Co LLC and any other future secured indebtedness of a similar nature, but will rank ahead of all other present and future secured and subordinated indebtedness and all future unsecured indebtedness of the Company.

The Closing Date of the Offering is expected to occur on or about May 25, 2017.

The Offering is subject to regulatory approvals including the approval of the TSX and applicable securities regulatory authorities. No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein. This press release does not constitute an offer of securities for sale nor shall there be any sale of the securities in any jurisdiction in which such offer, solicitation or sale would be unlawful. The securities being offered have not been, nor will they be, registered under the United States Securities Act of 1933, as amended (the "U.S. Securities Act"), and such securities may not be offered or sold within the United States absent registration under the U.S. Securities Act or any applicable exemption from the registration requirement thereunder.

Forward-Looking Statements

This news release contains "forward-looking statements" within the meaning of applicable Canadian securities legislation. Forward-looking information includes, but is not limited to, statements regarding the anticipated Closing Date and Mogo's intended use of proceeds of the Offering. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by management, are inherently subject to significant business, economic and competitive uncertainties and contingencies. Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause actual financial results, performance or achievements to be materially different from the estimated future results, performance or achievements expressed or implied by those forward-looking statements and the forward-looking statements are not guarantees of future performance. The completion of the Offering and Mogo's intended use of proceeds of the Offering are subject to a number of conditions, many of which are outside of Mogo's control. For a description of the risks associated with Mogo's business please refer to the short form prospectus filed in connection with the Offering and available at www.SEDAR.com. Except as required by law, Mogo disclaims any obligation to update or revise any forward-looking statements, whether as a result of new information, events or otherwise.

About Mogo

Mogo — a Vancouver-based financial technology company — is focused on building the best digital banking experience in Canada, with innovative products designed to help consumers get in control of their financial health. Built mobile first, users can sign up for a free MogoAccount in only three minutes and get access to free credit score monitoring, a free spending account, mortgages and personal loans. With more than 400,000 members and growing, Mogo is leading the shift to digital banking in Canada and offering consumers real alternatives to the big banks.

SOURCE Mogo Finance Technology Inc

View original content: http://www.newswire.ca/en/releases/archive/May2017/08/c8458.html

%SEDAR: 00037190E

For further information: Craig Armitage, Investor Relations, craiga@mogo.ca, (416) 347-8954

CO: Mogo Finance Technology Inc

CNW 14:46e 08-MAY-17